June 25, 2010	Heath D. Linsky 404-504-7691 hlinsky@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Ms. Sonia Barros, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Re:	Carter Validus Mission Critical REIT, Inc. Registration Statement on Form S-11 Filed March 23, 2010 File No. 333-165643

Dear Ms Barros:

On behalf of Carter Validus Mission Critical REIT, Inc. (the “Company”), please find transmitted herewith for filing the Issuer’s Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2010 (Registration No. 333-165643) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.  As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated April 19, 2010.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.  Other changes have also been made, as indicated in the marked materials.

On behalf of the Issuer, we respond to the specific comments of the Staff as follows:

General

1.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:  The Company will provide the Staff with copies of any graphics, maps, photographs and related captions or other artwork, including logos, that it intends to use in the Prospectus when each is available.  The Company will submit these pieces, if any, to the Staff for review prior to using them in any preliminary Prospectus.

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

2.
Your prospectus, which is currently 197 pages long, not including appendices, contains much repetitive disclosure.  Additionally, the prospectus summary, which includes all pages after the prospectus cover page, is 30 pages in length.  In addition, the Q&A repeats information that appears in the summary and vice versa.  For example, information from the following Q&As is repeated in the summary: “What is Carter Validus Mission Critical REIT, Inc.?”, “What are your investment objectives?” and “Who is, and what is the role of, your advisor?”  Please revise to eliminate repetitive disclosure throughout the prospectus, including the Q&A and prospectus summary, and to make the prospectus more concise and more readable.  Please refer to Rule 421(b) as well as Securities Act Release No. 33-7497.

Response:   The Company has substantially revised the “Question and Answer” and “Prospectus Summary” sections of the Prospectus in response to the Staff’s comment.  The Company removed repetitive disclosure and clarified the Prospectus to make it more concise and more readable in accordance with Rule 421(b) and Release No. 33-7497.

3.
Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only.  Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing.  Please be aware that we will need time to review these materials.  In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus.  For guidance, please refer to item 19.D of Industry Guide 5.

Response:  The Company acknowledges its obligations pursuant to Item 19.D of Industry Guide 5.  In accordance with those obligations, the Company will submit all sales literature that is to be used in connection with this offering prior to use, including sales literature intended for broker-dealer use only.

4.
We note that you intend to allocate approximately 10% of your portfolio to investments in real estate-related debt and securities that your charter does not limit or restrict the percentage of your assets that may be invested in any type of loan in which you may invest.  We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940 pursuant to Section 3(a)(1)(C).  Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption.  Further, please note that we will refer your response to the Division of Investment Management for further review.  If you have questions about this analysis, you may contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.

Response: The Company’s investment strategy is to use substantially all of the net proceeds from the proposed offering to invest in a diversified portfolio of real estate properties, focusing primarily on the medical, data center and educational sectors.  To a much lesser extent, the Company also may originate or acquire real estate-related debt and securities, provided that such investments do not cause the Company to be deemed an “investment company” under the Investment Company Act.  As disclosed in the Amendment, the Company intends to operate in a manner that will not cause the Company or its operating partnership to meet the definition of an investment company under Section 3(a)(1) of the Investment Company Act.

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

Under Section 3(a)(1) of the Investment Company Act, in relevant part, a company is deemed to be an “investment company” if:

•	it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•
it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

In order to avoid being deemed an investment company pursuant to the above tests, the Company intends to invest primarily in real property either directly or, most likely, through wholly or majority owned subsidiaries, including the operating partnership, most of which are expected to have at least 60% of their assets in real property.  As these subsidiaries would be investing either solely or primarily in real property, they would be outside of the definition of investment company under Section 3(a)(1) of the Investment Company Act.  Because the Company is organized as a holding company that will conduct its business primarily through its operating partnership, which in turn is organized as a holding company that will conduct its business through its subsidiaries, the Company intends to conduct its operations and the operations of its operating partnership so that each entity does not meet the 40% test.

The determination of whether an entity is a majority owned subsidiary of the Company or its operating partnership will be made by the Company.  The Investment Company Act defines a majority owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. The Company intends to treat special purpose entities that it may establish and in which the Company or its operating partnership will own at least a majority of the outstanding voting securities as majority owned subsidiaries for purposes of the 40% test.

Even if the value of real estate held by any of the Company’s wholly owned or majority owned subsidiaries were to be less than 60% of their respective total assets, the respective subsidiaries will be able to rely on the exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act.  Section 3(c)(5)(C), as interpreted by the Commission, requires that (1) at least 55% of the value of the assets of the entity consist of interests in and mortgages or other liens on real estate (so-called “qualifying real estate assets”); (2) at least 25% of the value of the assets of the entity consist of real estate-type interests (the “25% basket”), subject to reduction below 25% to the extent the value of the assets described in (1) above exceeds 55%; and (3) up to 20% of the value of the assets of the entity consist of miscellaneous investments.  See Investment Company Act Release No. 3140 (Nov. 18, 1960), United Bankers, Inc. (pub. avail. Mar. 23, 1988), United States Property Investment N.V. (pub. avail. May 1, 1989), The State Street Mortgage Co. (pub. avail. July 17, 1986) and Citytrust (pub. avail. Dec. 19, 1990).

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

For purposes of the exclusions provided by Sections 3(c)(5)(C), the Company will classify the investments made by such entities based on no-action letters and other interpretive guidance issued by the Commission.  Whole loans will be classified as qualifying real estate assets, as long as the loans are “fully secured” by an interest in real estate at the time the Company’s subsidiary originates or acquires the loan but loans with loan-to-value ratios in excess of 100% will be considered to be real estate-related assets that come within the 25% basket.  The Company will treat mezzanine loan investments as qualifying real estate assets so long as they are structured as “Tier 1” mezzanine loans in accordance with the criteria set forth in the Capital Trust, Inc. no-action letter (pub. avail. May 24, 2007), that is: (1) the loan is made specifically and exclusively for the financing of real estate; (2) the loan is underwritten based on the same considerations as a second mortgage and after the subsidiary performs a hands-on analysis of the property being financed; (3) the subsidiary as lender exercises ongoing control rights over the management of the underlying property; (4) the subsidiary as lender has the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan; (5) the true measure of the collateral securing the loan is the property being financed and any incidental assets related to the ownership of the property; and (6) the subsidiary as lender has the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.

The Company will consider a participation in a whole mortgage loan to be a qualifying real estate assets only if (1) the acquiring entity has a participation interest in a mortgage loan that is fully secured by real property; (2) the acquiring entity has the right to receive its proportionate share of the interest and the principal payments made on the loan by the borrower, and its returns on the loan are based on such payments; (3) the acquiring entity invests only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan; (4) the acquiring entity has approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and (5) in the event that the loan becomes non-performing, the acquiring entity has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the senior loan at par plus accrued interest, thereby acquiring the entire mortgage loan.

With respect to construction loans that are funded over time, the Company will consider the outstanding balance (i.e., the amount of the loan actually drawn) as a qualified real estate asset.  We recognize that the Commission has not issued no-action letters specifically addressing construction loans.  If the Commission takes a position in the future that is contrary to the Company’s classification, the Company will modify its classification accordingly.

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

The Company will treat investments in securities issued by companies primarily engaged in the real estate business, interests in securitized real estate loan pools, loans fully secured by a lien on the subject real estate and additional assets of the real estate developer (which may include equity interests in the developer entity and a pledge of additional assets of the developer including parcels of undeveloped or developed real estate), and any loans with a loan-to-value ratio in excess of 100% as real estate-related assets that come within the 25% basket. CMBS and CDOs will also be treated as real-estate related assets that come within the 25% basket.

Consistent with guidance issued by the Commission, the Company will treat joint venture investments as qualifying real estate assets that come within the 55% basket only if the acquiring entity has the right to approve major decisions affecting the joint venture; otherwise, they will be classified as real-estate related assets that come within the 25% basket.

The treatment of any other investments as qualifying real estate assets and real estate-related assets will be based on the characteristics of the underlying collateral and the particular type of loan (including whether the acquiring entity has foreclosure rights with respect to those securities or loans that have underlying real estate collateral) and will be consistent with guidance issued by the Commission.

The Company respectfully submits that its investment strategy excludes the Company from the definition of “investment company” for purposes of the Investment Company Act due to the provisions of Section (a)(1) of the Investment Company Act or, alternatively, Section 3(c)(5)(C) of the Investment Company Act, provided that at least 55% of the value of the Company’s assets consist of qualifying real estate assets.

5.
Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely.  Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies.  Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

Response:  Highlighted copies of the materials cited in the Prospectus, or upon which the Issuer has relied, are being provided supplementally with a copy of this correspondence.  The materials were not prepared for the Issuer and the Issuer did not compensate the respective party that prepared the materials. These materials are being forwarded to you under separate cover.

6.
Please provide supplemental support for factual assertions in the prospectus and management’s assertions.  Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced.  For example only, we note the following statement:

•	“Over the last 50-plus years, Carter & Associates has grown to become the largest privately held full service commercial real estate company in the Southeastern United States.”

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

•	“Despite the recent economic recession, medical properties have performed favorably, and demand is set to accelerate over the next several years as the trends discussed above are realized.”

•	“Carter & Associates has more than 50 years of experience as one of the nation’s top full-service commercial and institutional real estate firms.”

•	“Demand for quality built “scalable” data centers is at a high level due to favorable market trends.”

•
“Since 1995, Carter Development Services has provided specialized site selection, broker services, project management and delivery for some of the world’s largest corporations…T5/Carter is responsible for delivering more than 10 million square feet of space for over 100 contact and data center projects and is widely recognized as one of the nation’s foremost experts in the mission critical real estate industry.”

Please note the above list is not meant to be complete.

Response:  Supplemental support for the assertions set forth in the Staff’s comment is being provided with a copy of this correspondence. In addition, the Company has revised the disclosure under the caption “Market Overview” beginning on page 59 of the Prospectus to reference the supporting materials.  Other factual assertions for which the Company has no support have been removed or revised to indicate the assertion is the Company’s belief.

7.
Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for example, T REIT Inc. (Letter dated 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the divisions’ Office of Mergers and Acquisitions.

Response:  In accordance with the Staff’s comment, the Issuer has reviewed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, and the relevant no-action letters, to its share repurchase plan in determining that the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters.

8.
We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  To the extent that you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

Response:  In accordance with the Staff’s comment, the Issuer has reviewed all elements of its share repurchase plan in determining that the plan is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

Prospectus Cover Page

9.
Please revise your risk factor bullet regarding leverage on the cover page to highlight the fact that  your charter limit on the maximum amount of your total indebtedness is 300% of your total “net assets” and that this may be exceeded by independent director approval and will not apply to individual real estate assets or investments.  Your current statement regarding a target level of leverage of 50% appears to mitigate the risk that your leverage ratio is permitted to be much higher.

Response:  The Company has revised the risk factor on the cover of the Prospectus regarding the use of debt in response to the Staff’s comment.

10.	Please also revise your risk factor bullet regarding your distribution policy to indicate that a potential source of distributions could be the sale of assets.

Response:  The Company has revised the risk factor on the cover of the Prospectus regarding the potential source of funds for distributions to include the sale of assets in accordance with the Staff’s comment.

11.
Some of the disclosure on your coverage page is unnecessarily repetitive.  For example, in the second risk factor bullet you state that you expect to focus primarily on commercial properties in the medical, data center and educational sectors, preferably with long-term net leases to investment grade and other creditworthy tenants.  You have already made this statement in the first sentence.  In addition, this statement mitigates the risk that you seem to be highlighting in this bullet, that your investment policy is broad.  Another example is how risk factor bullets 6 and 10 appear to highlight the same risk, that of substantial debt.  Please review your cover page and revise accordingly.

Response:   The Company has revised the risk factor disclosure on the cover of the Prospectus in response to the Staff’s comment. In particular, the Company has deleted risk factor bullet no. 10.  Note, risk factor bullet no. 6 was revised in response to comment no. 9 above.

Cautionary Note Regarding Forward-Looking Statements, page 3

12.	While we do not object to your inclusion of this statement, it should be moved to a section of the prospectus after the summary and risk factors.

Response:  The section captioned “Cautionary Note Regarding Forward-Looking Statements” has been moved to page 55 of the Prospectus.

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

Questions and Answers About This Offering, page 4

Q: What are your investment objectives?, page 4

13.
We refer to your disclosure that the seven senior executives of your advisor have over 149 years of combined real estate experience.  Please do not combine the experience of your principals.  Please provide information as to the experience of each principal individually or remove this statement.  Please revise your disclosure here and elsewhere throughout the prospectus if applicable.

Response:  The Company has removed the question “What are your investment objectives” and the related answer under the caption “Questions and Answers About this Offering” in response to the Staff’s comment no. 2 above.

Q:  What is the experience of your officers and directors in real estate?

14.
The detailed disclosure regarding your management team is more appropriate for the body of the prospectus.  Please revise to limit the disclosure in your summary to the most significant aspects of the offering.

Response:  The Company has revised the disclosure under the question “What is the experience of your officers and directors in real estate” under the caption “Questions and Answers About this Offering” on page 1 of the Prospectus in response to the Staff’s comment.

Q:  If I buy shares in this offering, how may I sell them later?, page 8

15.
You disclose that you expect to begin establishing an estimated value of your shares based on the value of your real estate and real estate-related investments beginning 18 months after the close of this offering.  Please also disclose how and when you will convey this estimated value of your shares to your stockholders.  For example, how many times a year will this estimate take place and how will you inform stockholders about the results of this estimate?  Also, if you decide to delay estimating the value of your shares, or to not to do so at all, or to discontinue doing so, how will you inform shareholders of such decisions?  Additionally, please update your disclosure beginning on page 194 under the heading “Reports to Stockholders” with similar information regarding how and when you will convey this estimated value of your shares to your stockholders.

Response:  The Company has removed the question “If I buy shares in this offering, how may I sell them later” and the related answer under the caption “Questions and Answers About this Offering” in response to the Staff’s comment no. 2 above.  The Company has revised the disclosure in the sections captioned “Prospectus Summary - Share Repurchase Program” and “Share Repurchase Program,” beginning on pages 18 and 155 of the Prospectus, respectively, to discuss the Company’s valuation policy.

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

Prospectus Summary, page 13

16.	Please move the Summary Risk Factors, which currently appears on page 29, so that it immediately follows “Terms of the Offering” on page 15.

Response:  The Company has revised the disclosure in accordance with the Staff’s comment by moving the “Prospectus Summary - Summary Risk Factors” appear on page 8 of the Prospectus immediately following “ - Terms of the Offering.”

17.
On pages 14 and 15 where you describe your dealer manager, sponsor, advisor and property manager, please briefly expand your disclosure to describe the relationship of each party to the other.  For example, for your property manager, please describe that it is wholly-owned by your sponsor and an affiliate of your advisor.

Response:  The Company respectfully directs the Staff’s attention to the organizational chart appearing on page 12 of the Prospectus, which depicts the relationships among the various entities.

Carter Validus Mission Critical REIT, Inc., page 13

18.	Please explain to us the relationship between the information contained on the website www.carterusa.com and you. This website does not appear to contain information about you.

Response:  The Company has revised the disclosure under the section “Prospectus Summary - Carter Validus Mission Critical REIT, Inc.” on page 5 of the Prospectus to remove the old web address.  The new website will be provided when available and will contain information relating only to the Company.

Conflicts of Interest, page 19

19.
Please revise this subsection to discuss the conflict that exists due to the fact that your advisor has incentives to purchase properties using debt since acquisition and asset management fees will increase when your advisor uses debt to acquire properties.

Response:  The Company has revised the disclosure under the subsection “Prospectus Summary - Conflicts of Interest” on page 11 of the Prospectus in response to the Staff’s comment.

20.
Please revise the fourth bullet point to disclose the number of other real estate programs and activities to which your advisor and its affiliates may allocate their time.  Please also clarify how many of these other affiliate programs you will compete with or investments and the number of programs with similar investment objectives.  Provide similar clarification in the appropriate risk factor.

Response:  The Company respectfully notes that the advisor and its affiliates currently do not advise any programs that have similar objectives, however it is the sponsor’s business plan to sponsor other real estate programs in the future, which may create conflicts.  Accordingly, the Company does not know the specific number of other real estate programs and activities to which its advisor and its affiliates may allocate their time in the future.  As disclosed under the risk factor “Risk Factors - Conflicts of Interest - Carter/Validus Advisors, LLC and its officers and certain of its key personnel face competing demands relating to their time, and this may cause our operating results to suffer” on page 27 of the Prospectus and other similar disclosure, the Company’s advisor and its personnel may advise other programs in the future.

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

The Company also respectfully notes that the first bullet point in the section caption “Prospectus Summary - Conflicts of Interest” on page 11 of the Prospectus describes the conflicts the advisor will have in allocating investment opportunities between the Company and potential future programs that could have similar investment objectives.  Similarly, the risk factor “Risk Factors - Conflicts of Interest - Carter/Validus Advisors, LLC will face conflicts of interest relating to the purchase and leasing of properties, and such conflicts may not be resolved in our favor, which could adversely affect our investment opportunities” on page 26 of the Prospectus discloses the possibility of currently unknown future programs, as well as the appropriate risk related to those potential programs and the allocation of possible investment opportunities.  Therefore, the Company believes that the current disclosure adequately discloses the currently known risk to investors.

Compensation to Our Advisor and its Affiliates, page 21

21.	Please revise this table and the table on page 94 to include a separate column to identify the parties that receive each of the fees listed in the table.

Response:  The Company has revised the disclosure beginning on page 13 and page 82 of the Prospectus in response to the Staff’s comment to more clearly identify which party is to receive each of the fees listed in the respective table.  Due to space concerns, the Issuer included this information in the “Type of Compensation/Affiliate” column of each table.

22.	Please revise the estimated amounts of acquisition expenses to also reflect the maximum amount of leverage permitted by your charter.

Response:  The Company has revised the disclosure under the subsection “Prospectus Summary - Compensation to Our Advisor and its Affiliates” in the “Acquisition Expenses” row on page 14 of the Prospectus in response to the Staff’s comment.

23.
We note that you have disclosed estimated costs for the minimum and maximum offerings.  Further, for certain costs such as selling commissions and dealer manager fees we note your disclosure that such costs will not be charged on those shares sold under the distribution reinvestment plan.  However, it appears that your calculations for the other costs also appear to be based upon a maximum offering of 150,000,000 shares.  Please revise your disclosure to specifically state the basis of your calculations.

Response:  The Company recalculated the estimated costs based on a maximum offering of 150,000,000 shares in the primary offering and a maximum of 25,000,000 shares pursuant to the distribution investment plan and revised the disclosure in the Prospectus accordingly.

Summary Risk Factors, page 29

24.	Please revise the tenth risk factor bullet to also indicate that you may use offering proceeds and proceeds form the sale of assets to fund distributions.

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

Response:  The Company has revised the disclosure in the eleventh risk factor bullet under the caption “Prospectus Summary - Summary Risk Factors” on page 8 of the Prospectus in accordance with the Staff’s comment.

Risk Factors, page 31

25.
Please revise your risk factor subheadings so that each one conveys the specific risk to you.  Currently, some of your subheadings merely state a general risk or a fact about your business.  We note the following examples:

•	You are bound by the majority vote on matters on which you…page 41;

•	Our authorized but unissued shares of common and preferred…page 41;

•	Because the dealer manager will be one of our affiliates…page 43;

•	Our operating results will be affected by economic and … page 45;

•	If a tenant declares bankruptcy, we may be unable to collect…page 45;

•	We may not be able to sell our properties at a price equal to…page 47;

•	Rising expenses could reduce cash flow and funds available…page 47;

•	Our medical facilities and tenants may be unable to compete…page 52;

•	Our data center properties will depend upon the technology…page 54;

•	To qualify as a REIT, we must meet annual distribution…page 61;

•	You may have current tax liability on distributions you…page 61;

•	There is a risk that you may receive shares of our common…page 61;

•	Recharacterization of sale-leaseback transactions may cause…page 63;

•	Legislative or regulatory action could adversely affect the…page 63;

•	If the operating partnership fails to maintain its status as a…page 63; and

•	Foreign purchasers of our common stock may be subject to…page 64.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk.  Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

Response:  The Company has revised the “Risk Factors” section beginning on page 22 of the Prospectus in response to the Staff’s comment.

We have no prior operating history or established financing sources…page 31

Our rights and the rights of our stockholders to recover claims against…page 35

Certain of our business activities are potentially subject to the prohibited…page 61

26.
These risk factors contain mitigating language.  Generally, you should limit your Risk Factor section to an identification and brief description of each material risk.  You may elaborate on the factors employed to minimize identified material risks elsewhere in the prospectus.  Please revise to remove the mitigating language.

Response:  The Company has revised the disclosure in the risk factors noted in the Staff’s comments on pages 22, 25 and 51, respectively, of the Prospectus to remove the mitigating language.

Our officers and directors face conflicts of interest related to the positions…page 36

Your interest in us will be diluted if we issue additional shares, page 43

Payment of fees to Carter/Validus Advisors, LLC and its affiliates reduces cash…page 44

27.
These risk factors contain embedded lists that make them difficult to read.  Please revise.  Please see Rule 421.  Please also remove and replace embedded lists throughout the prospectus to make the disclosure easier to read and understand.

Response:  The Company has revised the disclosure in the risk factors noted in the Staff’s comment on pages 27, 33 and 34, respectively, of the Prospectus to substitute bullet points for embedded lists or remove the lists entirely.

Our properties are expected to be located in the continental United States…page 33

28.	The last paragraph deals with a separate risk. Each risk factor should only focus on only one risk. Please revise.

Response:  The Company has added the caption in response to the Staff’s comment.  “The current market environment may adversely affect our operating results, financial condition and ability to pay distributions” on page 24 of the Prospectus.

CC&Rs may restrict our ability to operate a property, page 48

29.	Please revise this risk factor subheading to define CC&Rs.

Response:   The Company has revised the disclosure to define covenants, conditions and restrictions in the risk-factors “Covenants, conditions and restrictions may restrict our ability to operate a property” on page 38 of the Prospectus in response to the Staff’s comment.

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

Certain of our properties may not have efficient alternative uses, so the…page 51

30.
You disclose that some of the properties that you will seek to acquire are “specialized” medical facilities.  Please briefly describe the type of specialized medical facilities you seek to acquire.  Please also provide a more in-depth discussion of such specialized medical facilities elsewhere in the prospectus, such as in “Market Overview.”

Response: The Company revised the disclosure under the risk factor “Certain of our properties may not have efficient alternative uses, so the loss of a tenant may cause us to  not be able to find a suitable replacement or cause us to spend considerable capital to adapt the property to an alternative use.” on page 41 of the Prospectus to remove the reference to “specialized” and to clarify that it relates to any medical facilities.

Distributions to foreign investors may be treated as ordinary income…page 64

31.	This risk factor is difficult to understand. Please revise to clearly explain the risks to foreign investors. Please see Rule 421.

Response:  The Company has removed the risk factor described in the Staff’s comment from the Prospectus.

Estimated Use of Proceeds, page 50

32.	Refer to footnote (4) to the table. Please expand your disclosure in this footnote to also disclose acquisition fees based on your maximum leverage.

Response:  The Company has revised the disclosure in footnote 4 to the “Estimated Use of Proceeds” table on page 57 of the Prospectus in response to the Staff’s comment to disclose acquisition fees assuming use of its maximum leverage.

Market Overview, page 68

33.
Throughout this section you make reference to various terms and concepts using industry jargon.  Please revise your disclosure to explain the following terms or concepts in plain English.  See for example, “mission critical real estate,” “basis points,” “contact centers” and “traditional channels.”

Response: The Company has revised the disclosure under the caption “Market Overview” beginning on page 59 of the Prospectus in response to the Staff’s comment. In particular, the Company revised the disclosure of “basis points” to “percentage,” “traditional channels” to “various third party real estate brokers” and “mission critical” to “data center industry” in the Prospectus.  The Company did not note any uses of the term “contact centers.”

34.	As you do in the first full risk factor on page 53 for medical facilities, please disclose the applicable laws and regulations for each of the three sectors in which you propose to invest.

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

 Response:  The Company respectfully submits that the healthcare industry is subject to law and regulations relating to the ownership and operation of healthcare-related properties that are unique, and that similar laws and regulations do not exist in the data center and education sectors, therefore it is not appropriate to provide corresponding risk factor disclosure.

35.
Please expand your disclosure to provide more detailed disclosure about what types of properties you believe are in the medical property sector and what type of properties are educational facilities.  Please also describe in detail the type of medical properties and educational facilities that you intend to acquire.

Response:  The Company revised the disclosure under the caption “Market Overview - Medical Industry and Property Sector - Acquisition Strategy” beginning on page 61 of the Prospectus in response to the Staff’s comment.  In particular, the Company added detailed disclosure regarding the types of properties it includes in the medical property sector and that it may acquire any of those types of properties.  In addition, the Company revised the disclosure under the caption “Market Overview - Educational Industry and Property Sector - Acquisition Strategy” beginning on page 64 of the Prospectus in response to the Staff’s comment.  In particular, the Company added detailed disclosure regarding the types of properties it includes in the educational property sector and that it may acquire any of those types of properties.

Healthcare Reform, page 69

36.
You disclose that it is estimated that if 50% of the approximately 46 million currently uninsured individuals gained coverage, the added demand would require nearly 45 million square feet of medical office space beyond what is needed to satisfy normal demand trends.  Please disclose whose estimate this is and provide us with the supporting data.

Response:  The Company has updated the disclosure under the caption “Market Overview - Medical Industry and Property Sector - Healthcare Reform” on page 60 of the Prospectus in response to the Staff’s comment to disclose that the source of such information is from a Marcus and Millichap National Medical Office Research Report, 2010 Outlook.

37.	Please refer to the table on the bottom of page 69 entitled “Insured Baby Boomers Seek More Medical Care.” Please disclose whether the visits/insured person are on a yearly basis.

Response:  The Company has updated the disclosure under the caption “Market Overview - Medical Industry and Property Sector - Healthcare Reform” on page 60 of the Prospectus in response to the Staff’s comment to disclose that the visits/insured persons reflected in the table are on a yearly basis.

Educational Industry and Property Sector, page 71

38.	Please refer to the table on the bottom of page 72 entitled “College Enrollment by Age.” Please disclose whether the numbers in this table, like the ones in the table above it are in millions.

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

Response:  The Company revised the disclosure under the caption “Market Overview - Educational Industry and Property Sector” under the table captioned “College Enrollment by Age” on page 64 of the Prospectus in response to the Staff’s comment to clarify that the numbers in the table reflect numbers in the millions.

Management, page 74

39.
We note your reference to a per share offering price of $9.035 on page 85 and 183.  In other parts of the prospectus, however, you refer to $9.025 per share.  Please revise or advise us why the price is different on these pages.

Response:  The Company has revised the disclosure under the caption “Summary of Our Operating Partnership Agreement - Limited Partner Exchange Rights” on page 163 of the Prospectus in accordance with the Staff’s comment.  The Company removed the disclosure under the caption “Management - Investment Management Committee” from the Prospectus.

The Advisor, page 83

40.
Please disclose the percentage of time that your advisor’s officers, directors and other employees will spend on managing you.  Please also add this disclosure to the risk factor on page 35 entitled “Carter/Validus Advisors, LLC and its officers and employees…”

Response: The Company respectfully notes that it does not know the specific number of other real estate programs and activities to which its advisor and its affiliates may allocate their time.  Further, the Company and the advisor do not know the specific percentage of time that the advisor’s officers and other key personnel will spend on managing the Company and its operations.  As disclosed under the risk factor “Risk Factors - Carter/Validus Advisors, LLC and its officers and employees and certain of our key personnel face competing demands relating to their time, and this may cause our operating results to suffer” on page 27 of the Prospectus and other similar disclosure in the Prospectus, the Company’s advisor and its personnel may advise other programs in the future.

Certain Relationships and Related Transactions, page 91

41.	Please describe the difference between the asset management fees and the property management and leasing fees. For example, are these fees intended to cover different services?

Response: The Company notes that the property management and leasing fees are property level fees that the Company’s property managers, whether affiliated or non-affiliated, will earn for managing and leasing each of the Company’s properties.  The asset management fee is an entity level fee that the Company’s advisor will earn for managing the Company’s real estate portfolio, including monitoring its performance on a risk-adjusted basis, monitoring leverage ratios and similar services.

Property Management and Leasing Agreement, page 92

42.
Please quantify the amount that you will reimburse the property manager and its affiliates for property-level expenses that they pay or incur on your behalf, including salaries, bonuses and benefits of persons employed by the property manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of your executive officers or as an executive officer of the property manager or its affiliates.

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

Response:  Because the Company does not yet own any properties, the Company respectfully submits that the specific amounts that it may reimburse the property manager and its affiliates for property-level expenses that they pay or incur on its behalf, including salaries, bonuses and benefits of persons employed by the property manager and its affiliates is not known at this time.  The Company further notes that the property management agreement must be approved by a majority of the independent board of directors.

Investment Objectives, Strategy and Policies, page 108

43.
We note that one of your investment objectives, as described on page 4, is your “opportunistic buy and sell strategy.”  Please provide more detailed disclosure regarding this aspect of your investment objectives.  For example, what makes your buy and sell strategy “opportunistic?”

Response:  The Company has removed from the disclosure in the Prospectus all references to an “opportunistic buy and sell” strategy.

44.	Please explain what you mean by focusing your investments on “quality” income producing commercial real estate.

Response:   The Company has revised the disclosure under the caption “Investment Objectives, Strategy and Policies - Investment Strategy - Primary Investment Focus” on page 96 of the Prospectus in response to the Staff’s comment by clarifying the term “quality” as “well-maintained and well-located.”

45.	We note that you may originate or acquire real estate debt other than first mortgages. Please provide brief definitions for the terms “bridge loans,” “mezzanine loans,” and “securitized loans.”

Response:  The Company has revised the disclosure under the caption “Investment Objectives, Strategy and Policies - Investment Strategy - Investing in and Originating Loans” beginning on page 99 of the Prospectus in accordance with the Staff’s comment by providing a brief definition of “bridge loans” and “mezzanine loans.”  The Company removed the references to securitized debt.

Acquisitions Structure, page 113

46.	Please provide additional disclosure regarding the other types of real property that you may acquire other than medical, data center and educational properties.

Response:  The Company has provided additional disclosure regarding other types of real property that it may acquire under the caption “Investment Objectives, Strategy and Policies - Investment Strategy - Acquisition Structure” on page 101 of the Prospectus in response to the Staff’s comment.

Disposition Policies, page 118

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

47.	The amounts you disclose that you will pay your advisor in this part of the prospectus are different from the amounts disclosed on page 91 and elsewhere. Please advise or revise.

Response:  The Company revised the disclosure under the caption “Investment Objectives, Strategy and Policies - Disposition Policies” on page 105 of the Prospectus in response to the Staff’s comment to conform the disclosure to similar disclosure elsewhere in the Prospectus.

Change in Investment Objectives, Policies and Limitations, page 122

48.
You disclose that your investment policies and objectives and the methods of implementing your investment objectives and policies, except to the extent set forth in our charter, may be altered by a majority of our board of directors without approval of our stockholders.  Please also disclose how and when you will inform your stockholders of such alterations to your investment objectives and policies.

Response:  The Company revised the disclosure under the caption “Investment Objectives, Strategy and Policies - Change in Investment Objectives, Policies and Limitations” on page 109 of the Prospectus in response to the Staff’s comment to disclose how it would inform the stockholders of such alterations.

Prior Performance Summary, page 128

Adverse Business Developments and Conditions, page 131

49.
We note your disclosure that the Program Properties and Non-Program Properties sponsored by Carter & Associates, L.L.C. and Validus Group Partners, Ltd. have met and continue to meet their principal objectives and currently there are no Program Properties nor Non-Program Properties sponsored by Carter & Associates, L.L.C. and Validus Group Partners Ltd. experiencing any material adverse business developments or conditions.  A review of your Tables III disclosure indicates, however, that both The Carter Real Estate Fund I, LLC and The Carter Real Estate Fund II, LLC experienced losses in recent years.  Please revise to provide the disclosure required by Item 8.A.2 of Industry Guide 5.

Response:  The Company has revised Table III to accurately reflect and footnote the performance of The Carter Real Estate Fund I, LLC and The Carter Real Estate Fund II, LLC and to conform to the disclosure under the caption “Prior Performance Summary - Adverse Business Developments and Conditions” on page 118 of the Prospectus.

50.
We refer to your statement on page 130 that the Non-Program investments of Carter & Associates were undertaken between 2001 and 2006 and totaled approximately $13.7 million in six projects with an aggregate capitalization of approximately $84.5 million.  Please explain what you mean by “aggregate capitalization” and why this is an appropriate measure for these investments.

Response:  The Company revised the disclosure under the caption “Prior Performance Summary - Non-Program Properties - Carter & Associates” beginning on page 117 of the Prospectus in response to the Staff’s comment.  In particular, the Company clarified the percentage of the purchase price for the properties, plus closing costs, that was from debt and from equity.

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

51.
We refer to the table on the bottom on page 131. The subheading to the table states that this is “Information on properties acquired by Carter & Associates, L.L.C. from January 1, 2005 through December 31, 2009.”  In the preceding description, however, you state that Carter & Associates has provided advisory services in connection with the acquisition, operation and disposition of these properties.  Please revise the subheading to clarify that Carter & Associates, L.L.C. did not own any such properties and only provided advisory services with respect to those properties.

Response:   The Company revised the disclosure under the caption “Prior Performance Summary - Advisory Services - Information on properties acquired by Carter & Associates, L.L.C. on behalf of private real estate investors from January 1, 2005 through December 31, 2009” beginning on page 118 of the Prospectus in response to the Staff’s comment.  In particular, the Company revised the header to clarify that Carter & Associates, L.L.C. did not own the properties in the table below the header and only provided advisory services with respect to those properties.

Certain Material U.S. Federal Income Tax Considerations, page 133

52.
You state that the tax disclosure discusses “certain” material U.S. federal income tax considerations associated with ownership of your shares of common stock.  Please revise your disclosure to discuss all material U.S. federal income tax considerations associated with ownership of your shares of common stock.

Response:  The Company revised the disclosure under the revised caption “Federal Income Tax Considerations” beginning on page 120 of the Prospectus in response to the Staff’s comment.  In particular, the Company clarified that the disclosure represents the material U.S. federal income tax disclosure associated with ownership of the Company’s shares of common stock.

Share Repurchase Program, page 166

53.
Please provide more detailed disclosure regarding what you will do if you suspend, terminate, reduce or otherwise change your share repurchase program.  For example, how far in advance will you send a letter to stockholders informing them of the change?  How much time will stockholders have, if any, to elect to participate in the share repurchase program after receiving a letter from you informing them of the change?  Please also describe the time period stockholders will have each month during which they can redeem their shares and how a notice of termination or suspension could affect future redemption periods.

Response:  The Company revised the disclosure under the revised caption “Share Repurchase Program” beginning on page 155 of the Prospectus in response to the Staff’s comment.  In particular, the Company disclosed the amount of prior notice and the form of notice in the event its board of directors elects to suspend, terminate, reduce or otherwise change its share repurchase program.

Plan of Distribution, page 185

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

Dealer Manager and Compensation We Will Pay for the Sale of Our Shares, page 185

54.
You disclose that you or your affiliates also may provide non-cash compensation to registered representatives of your dealer manager and the participating broker-dealers such as golf shirts, fruit baskets, cakes, chocolates, wines, gift certificates or tickets to a sporting event and that in no event shall such items exceed an aggregate value of $100 per annum per participating salesperson, or be pre-conditioned on achievement of a sales target.  You also state that the value of such items will be considered underwriting compensation in connection with this offering.  Please confirm to us that such sales practices are permissible for broker-dealers who are members of FINRA and that FINRA has made no objections to this form of underwriting compensation.

Response:  The Company confirms that it did not receive any comments regarding these practices from its FINRA review, although FINRA has not yet issued a “no objections” letter regarding the Offering.  The Company believes that such sales practices are permissible for broker-dealers who are members of FINRA.

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Organization and Offering Costs, page F-8

55.
We note your policy disclosure and that you have not recorded any organization and offering costs as of December 31, 2009.  Please disclose that all organization and offering costs will be advanced by your advisor and then reimbursed subject to certain limitations.  In addition, please disclose the amount of the organization and offering costs incurred by the sponsor through the date of the financial statements.

Response:  The Company has updated Note 2 to the financial statements on page F-8 of the Prospectus to disclose the incurred organization and offering costs of the Company as of March 31, 2010.

Appendix A, page A-1

Prior Performance Tables for Program Properties, page A-1

Table I, page A-3

56.	Please explain to us why you have not disclosed the number of months to invest 90% of the amount available for investment for The Carter Real Estate Fund II, LLC.

Response: The Company revised the disclosure in “Table I - Experience in Raising and Investing Funds for Program Properties” on page A-3 of the Prospectus in response to the Staff’s comment to disclose the number of months it took to invest 90% of the amount available for The Carter Real Estate Fund II, LLC.

Table II, page A-4

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

57.
For The Carter Real Estate Fund II, LLC, please explain to us why the dollar amount of cash generated from operations before deducting payments to sponsor is far less than the actual amounts paid to the sponsor from operations.

Response:  The Company revised the disclosure in “Table II - Compensation to Sponsor from Program Properties” on page A-4 of the Prospectus in response to the Staff’s comment to disclose the source of funds utilized to pay for the compensation, as well as the status of cash from operations for the properties in the program.

Table III, page A-5

58.
We note your table indicates a distribution from operations of $277 for each $1,000 investment for the year ended  December 31, 2004.  Please tell us the source of the funds utilized to pay this distribution as it appears that only $235 for each $1,000 investment was generated from operations during the year ended December 31, 2004.  Additionally, please tell us the source of funds utilized to pay each of the distributions from operations made during each year in the three year period ended December 31, 2008 as it appears that operations resulted in losses for each of those three years.

Response:   The Company revised the disclosure in “Table III - Operating Results of Program Properties” beginning on page A-5 of the Prospectus, including the disclosure for 2004 and 2008.  In particular, the Company corrected the amount generated as $69 for each $1,000 investment and the amount of distributions in 2004 as $69 for each $1,000 investment.  These revisions indicate the source of cash on a tax basis was investment income and on a cash basis was operations.  The Company provided additional disclosure on page A-5 of the Prospectus regarding the source of distributions for the each year in the three year period ending December 31, 2008.

Table III, page A-6

59.
We note your table indicates a distribution from operations of $64 and $140 (each per a $1,000 investment) for the years ended December 31, 2007and 2008, respectively.  Please tell us the source of funds utilized to pay these distributions from operations as it appears that operations resulted in losses for each of those two years.

Response:  The Company revised the disclosure in “Table III - Operating Results of Program Properties” on page A-6 of the Prospectus in response to the Staff’s comment to disclose the source of funds utilized to pay these distributions.

Part II Information Not Required in Prospectus, page II-1

Item 37. Undertakings, page II-3

60.	Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Response:  The Company has revised the disclosure in Item 37, “Undertakings” beginning on page II-3 of Part II of the Registration Statement to provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Morris, Manning & Martin, LLP

Ms. Sonia Barros
Securities and Exchange Commission
June 25, 2010

Item 36. Financial Statements and Exhibits, page II-3

61.
Please submit all exhibits as promptly as possible.  We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.  If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

Response:  The Company will provide draft copies of the legal and tax opinions to the Staff  when they are ready and available.  Attached as Exhibits 5.1 and 8.1, respectively, are drafts of the proposed legal opinion and tax opinion.

62.	Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

Response: The Company respectfully submits that the “Form of” the various agreements are or will be substantially complete at the time they are filed as exhibits to the Registration Statement.  The Company may make changes to the documents in response to Staff, FINRA or state comments.  If so, revised forms will be filed.  The Company will file the final, executed agreements listed in the exhibit list prior to effectiveness of the Registration Statement.

Thank you for your consideration of the Company’s response to the Staff’s comments.  We appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7691 or Lauren Prevost at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky
Heath D. Linsky

cc:	John E. Carter Lisa Drummond Lauren Prevost, Esq.